Exhibit 99.2

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 497 1128

28 July 2014

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

NYSE Lodgement (Section 303A Foreign Private Issuer Annual Written Affirmation)

The attached document was lodged with the NYSE on Friday 25 July 2014.

It is required to be lodged annually within 30 days of the date a company files its annual report on Form 20-F with the U.S. Securities and Exchange Commission.

Yours faithfully

/s/ Natasha Mercer

Natasha Mercer

Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, US), Brian Anderson (USA), David Harrison (USA), Alison Littley (United Kingdom), James Osborne, Donald McGauchie (Australia), Rudy van der Meer (Netherlands).

Chief Executive Officer and Director: Louis Gries (US)

Company number: 485719